328 – 550 Burrard Street Vancouver, BC V6C 2B5 P: 604-630-1399 F: 604-484-4710

MAG Silver Corp.
March 4, 2009
For Immediate Release
NR#09-09

MAG Silver Reports Restated Valdecañas Mineral
Resource to Correct Estimation Error

Vancouver, B.C…MAG Silver Corp. (TSX: MAG) (NYSE-A: MVG) (“MAG”) announced today that it has been advised by Scott Wilson Roscoe Postle Associates Inc. ("Scott Wilson RPA") that an error was discovered in the resource estimate that Scott Wilson RPA prepared for the Valdecañas Vein at the Juanicipio project in Zacatecas State, Mexico (the “2009 Independent Resource Estimate”).  The 2009 Independent Resource Estimate was released by MAG on February 24, 2009 in response to the unexpected release by Fresnillo plc of key elements of its own resource estimate (the "2009 Fresnillo Resource Estimate") in a presentation delivered at the 2009 BMO Global Metals and Mining Conference in Florida.  MAG understands that the error occurred when Scott Wilson RPA inadvertently transposed data columns in the database.  As a result of the error, the tonnes and grade provided in the 2009 Independent Resource Estimate were overestimated.

William Roscoe, the President of Scott Wilson RPA commented: "We take full responsibility for the error.  We regret that it occurred and sincerely apologize for any confusion that our error may have caused."

MAG notes that, although the two estimates are closer as a result of the restatement, significant discrepancies continue to exist between the estimates prepared by Scott Wilson RPA and Fresnillo, particularly for the Indicated portion of the resource.

It is important for MAG shareholders not to lose sight of the fact that the Valdecañas Vein is one of the highest quality silver deposits in the world.  Even following the restatement, the average grade of 879 grams silver per tonne for the Indicated Resource makes this one of the highest grade undeveloped silver projects in the world.  The revised grade is still 12% higher than the grade outlined in the Indicated Resource in the 2009 Fresnillo Resource Estimate.  The drilling program following the previous resource estimate consisted primarily of infill drilling on the Valdecañas Vein.  The Juanicipio property also has considerable exploration upside, notably the Juanicipio Vein and Encino Vein, which are being tested as part of the extensive 2009 drilling program.

MAG President and CEO, Dan MacInnis commented:  "We are obviously very disappointed that this error occurred.  Scott Wilson RPA has assured MAG that the error has now been corrected and the revised estimate validated."

Highlights of the Restated 2009 Independent Resource Estimate

The restated Valdecañas Vein resource estimate (the "Restated 2009 Independent Resource Estimate") continues to confirm Valdecañas as a world class deposit, with the first Indicated Resource for the Valdecañas Vein (including the Hanging Wall Vein) of 2.95 million tonnes of 879 grams per tonne (g/t) silver, 2.22 g/t gold, 2.39% lead and 4.15% zinc.  The Inferred Resource (Valdecañas, Footwall and Hanging Wall Veins and the Stockwork Zone) has been revised to 7.21 million tonnes of 458 grams g/t silver, 1.54 g/t gold, 1.89% lead and 3.14% zinc.

The total contained metals in the Indicated Resource are 83 million ounces of silver, 210,000 ounces of gold and 155 million pounds of lead and 269 million pounds of zinc. The Inferred Resources contain an additional 106 million ounces of silver, 356,000 ounces of gold and 301 million pounds of lead and 498 million pounds of zinc.

Restated 2009 Independent Resource Estimate Detail

The following table presents the Restated 2009 Independent Resource Estimate for the Valdecañas, Footwall, and Hanging Wall Veins and the Stockwork Zone after correcting the error discovered in the 2009 Independent Resource Estimate:

Juanicipio Joint Venture (100%)
(44% MAG Silver / 56% Fresnillo plc)
Restated Mineral Resource Estimate to February 23, 2009
Resource Category and Zone	Tonnes millions	Ag g/t	Au g/t	Pb %	Zn %	NSR US$/ tonne	Contained Metal
							Ag M oz	Au K oz	Pb M lbs	Zn M lbs
Indicated
Valdecañas Vein	2.54	900	2.10	2.56	4.42	368	73	171	144	247
Hanging Wall Vein	0.41	750	2.94	1.29	2.46	317	10	38	12	22
Total Indicated	2.95	879	2.22	2.39	4.15	361	83	210	155	269
Inferred
Valdecañas Vein	5.81	523	1.56	2.19	3.61	228	98	292	281	463
Footwall Vein	0.48	339	1.43	0.60	0.64	142	5	22	6	7
Hanging Wall Vein	0.11	549	0.43	0.64	1.48	199	2	2	2	4
Stockwork Zone	0.80	45	1.57	0.67	1.39	52	1	41	12	25
Total Inferred	7.21	458	1.54	1.89	3.14	202	106	356	301	498

Footnotes for Juanicipio Joint Venture resource table.
1.	CIM Definition Standards have been followed for classification of mineral resources.
2.
Mineral resource blocks are within wireframes constructed with a minimum true thickness of 1.5 metres and a minimum NSR value of US$50 per tonne, which is the effective cut-off. All blocks within the wireframes are reported as mineral resource. Approximately 2% of the indicated tonnes and 6% of the inferred tonnes have values less than US$50 per tonnes but are included for continuity. Much of the Stockwork Zone has NSR values less than US$50 per tonne, but it is included as mineral resource because it represents incremental tonnage adjacent to the Valdecañas and Footwall Veins.

3.
NSR values are calculated in US$ using factors of $0.33 per g/t Ag, $17.04 per g/t Au, $4.01 per % Pb and $5.57 per % Zn. These factors are based on metal prices of US$12.50/oz Ag, US$800/oz Au, $0.45/lb Pb and $0.70/lb Zn and estimated recoveries and smelter terms.

4.	The mineral resource estimate uses drill hole data available as of January 29, 2009.
5.
Mineral resources are not mineral reserves and do not have demonstrated economic viability. All figures are rounded to reflect the relative accuracy of the estimates; as a result column totals may not add.

A description of the methodology for the Restated 2009 Independent Resource Estimate can be found in MAG's February 24, 2009 press release.

MAG Discussion of the Discrepancy between the Restated 2009 Independent Resource Estimate and the 2009 Fresnillo Resource Estimate

There is still a significant discrepancy between the Restated 2009 Independent Resource Estimate and the 2009 Fresnillo Resource Estimate which MAG is unable to reconcile without information that Fresnillo has refused or neglected to provide to MAG.  Certain of these details are set out below with reference to the initial 2008 Resource Estimate as well as the initial 2009 Independent Resource Estimate:

Comparison Table*
	2008 Resource Estimate	2009 Independent Resource Estimate		2009 Fresnillo Resource Estimate
		Original	Restated
Indicated
Total Indicated Tonnes millions	-	3.88	2.95	2.14
Average Ag g/t	-	972	879	783
Total Contained Silver M oz	-	121	83	53.9
Inferred
Total Inferred Tonnes millions	7.3	8.24	7.21	6.63
Average Ag g/t	1,011	549	458	601
Total Contained Silver M oz	237.8	145	106	128.1

*  Table prepared by MAG using inputs from 2008 Resource Estimate as disclosed in MAG's June 18, 2008 press release, the 2009 Independent Resource Estimate disclosed in MAG's February 24, 2009 press release, the Restated 2009 Independent Resource Estimate disclosed in this press release and the 2009 Fresnillo Resource Estimate based on resource estimate numbers disclosed by Fresnillo on February 24, 2009 in a presentation at the 2009 BMO Global Metals and Mining Conference in Hollywood, Florida, adjusted to separate Indicated and Inferred Resources and to represent a 100% interest as set out in the 2009 Fresnillo Resource Estimate.

Information Concerning Estimates of Mineral Resources

Cautionary Note to Investors Concerning Estimates of Indicated Resources

This press release uses the term "Indicated Resources".  MAG advises investors that although this term is recognized and required by Canadian regulations (under National Instrument 43-101 Standards of Disclosure for Mineral Projects), the U.S. Securities and Exchange Commission does not recognize this term. Investors are cautioned not to assume that any part or all of mineral deposits in this category will ever be converted into reserves.

Cautionary Note to Investors Concerning Estimates of Inferred Resources

This press release uses the term "Inferred Resources". MAG advises investors that although this term is recognized and required by Canadian regulations (under National Instrument 43-101 Standards of Disclosure for Mineral Projects), the U.S. Securities and Exchange Commission does not recognize this term. Investors are cautioned not to assume that any part or all of the mineral deposits in this category will ever be converted into reserves. In addition, "Inferred Resources" have a great amount of uncertainty as to their existence, and economic and legal feasibility. It cannot be assumed that all or any part of an Inferred Mineral Resource will ever be upgraded to a higher category. Under Canadian rules, estimates of Inferred Mineral Resources may not form the basis of feasibility or pre-feasibility studies, or economic studies except for Preliminary Assessment as defined under Canadian National Instrument 43-101. Investors are cautioned not to assume that part or all of an Inferred Resource exists, or is economically or legally mineable.

Qualified Person
The mineral resources for the Juanicipio Joint Venture disclosed in this press release have been estimated by Dr. William Roscoe, P.Eng and Mr. David Ross, P.Geo., both employees of Scott Wilson RPA and independent of MAG.  By virtue of their education and relevant experience Dr. Roscoe and Mr. Ross are "Qualified Persons" for the purpose of National Instrument 43-101.  The mineral resources have been classified in accordance with CIM Definition Standards for Mineral Resources and Mineral Reserves, (December 2005).  Dr. Roscoe, P.Eng., and Mr. Ross, P.Geo. have read and approved the contents of this press release as it pertains to the disclosed mineral resource estimate.  A National Instrument 43-101 technical report documenting the mineral resource estimate will be filed on SEDAR within 45 days.

About MAG Silver Corp. (www.magsilver.com)

MAG is focused on district scale projects located within the Mexican Silver Belt. Our mission is to become one of the premier companies in the Silver Mining Industry. MAG and its joint venture partner Fresnillo plc are delineating a significant new silver vein discovery on the Juanicipio Joint Venture in Zacatecas State, Mexico.  MAG has also identified a new silver, lead and zinc discovery at its 100% owned Cinco de Mayo property. MAG is based in Vancouver, British Columbia, Canada. Its common shares trade on the TSX under the symbol MAG and on the NYSE Alternext US (formerly AMEX) under the symbol MVG.

On behalf of the Board of
MAG SILVER CORP.

"Dan MacInnis"

President and CEO

For further information on behalf of MAG Silver Corp.
Contact Gordon Neal, VP Corp. Development

Website: Phone: Toll free:	www.magsilver.com (604) 630-1399 (866) 630-1399	Email: Fax:	info@magsilver.com (604) 484-4710

Neither the Toronto Stock Exchange nor the New York Stock Exchange Alternext US LLC has reviewed or accepted responsibility for the accuracy or adequacy of this press release, which has been prepared by management.

This release includes certain statements that may be deemed to be “forward-looking statements” within the meaning of the US Private Securities Litigation Reform Act of 1995. All statements in this release, other than statements of historical facts are forward looking statements, including statements that address future mineral production, reserve potential, exploration drilling, exploitation activities and events or developments. Forward-looking statements are often, but not always, identified by the use of words such as "seek", "anticipate", "plan", "continue", "estimate", "expect", "may", "will", "project", "predict", "potential", "targeting", "intend", "could", "might", "should", "believe" and similar expressions. These statements involve known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in such forward-looking statements. Although MAG believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include, but are not limited to, changes in commodities prices, changes in mineral production performance, exploitation and exploration successes, continued availability of capital and financing, and general economic, market or business conditions, political risk, currency risk and capital cost inflation. In addition, forward-looking statements are subject to various risks, including that data is incomplete and considerable additional work will be required to complete further evaluation, including but not limited to drilling, engineering and socio-economic studies and investment. The reader is referred to the Company’s filings with the SEC and Canadian securities regulators for disclosure regarding these and other risk factors. There is no certainty that any forward looking statement will come to pass and investors should not place undue reliance upon forward-looking statements.

Cautionary Note to U.S. Investors: The U.S. Securities and Exchange Commission permits U.S. mining companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce. We use certain terms in this press release, such as "Indicated Resources" and “Inferred Resources,” that the SEC guidelines prohibit U.S. registered companies from including in their filings with the SEC.

Please Note:
Investors are urged to consider closely the disclosures in MAG's annual and quarterly reports and other public filings, accessible through the Internet at www.sedar.com and www.sec.gov/edgar/searchedgar/companysearch.html